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dLocal Appoints Dr. Verónica Raffo as Independent Board Member

Distinguished lawyer with deep expertise in corporate governance to join the Board of Directors and uphold highest standards of transparency and accountability for the firm.

Montevideo, Uruguay, March 18, 2024 - dLocal (Nasdaq: DLO), the leading cross-border payment platform specializing in high-growth markets, is pleased to announce the appointment of Dr. Verónica Raffo as an independent board member, effective March 18, 2024. Dr. Raffo will join the esteemed ranks of our Audit Committee, bringing with them a wealth of experience and expertise in corporate governance.

Dr. Raffo brings a distinguished track record of accomplishments as a partner in Ferrere, one of the top legal firms in Uruguay and the region. At Ferrere, she participates actively in its management and strategic leadership. She has more than 25 years of experience advising a stellar list of global clients, managing highly complex and sensitive cases with a focus on corporate issues, dispute negotiation, compliance audits and corporate governance.

Dr. Raffo is also an authority in entrepreneurship and gender issues, both in Uruguay and internationally. She is the incoming gold Regional Chair Latin America of YPO (Young Presidents Organization) and she was one of the founders and the President of the Uruguayan Women Entrepreneurs Organization, OMEU. Each year since 2019 she has been recognized as Uruguay’s most highly reputed woman business leader, according to the Corporate Reputation Business Monitor (MERCO). She is an instructor in Board Management at the Graduate School of Business - EPN of Universidad ORT Uruguay. She is a licensed lawyer (Universidad de la República, Uruguay) and holds a diploma in American and International Law from The Center for American and International Law (United States).

Dr. Raffo’s appointment underscores dLocal’s commitment to maintaining the highest standards of transparency, accountability, and regulatory compliance.

As a member of our Audit Committee, Dr. Raffo will play a pivotal role in overseeing financial reporting processes, internal controls, and risk management practices. Her vast knowledge and strategic insights will further strengthen our governance framework, ensuring that dLocal continues to operate with integrity and efficiency.

"We are thrilled to welcome Verónica to our board of directors and Audit Committee," said Pedro Arnt, CEO. "Her extensive experience in corporate governance will be instrumental in guiding our company towards sustained growth and success. We look forward to leveraging her expertise as we navigate the evolving landscape of the fintech industry."

Dr. Raffo expressed her enthusiasm about joining dLocal, stating, "I am honored to join dLocal's board of directors and serve on the Audit Committee. I strongly believe the company’s commitment to transparency and accountability will strengthen its performance even further."

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Her insights and perspectives will undoubtedly enrich board discussions and enhance shareholder value. We extend our warmest welcome to Dr. Verónica Raffo and look forward to her valuable contributions as we continue to chart a course for sustainable growth and success in emerging markets.

At dLocal, we would like to extend our sincere gratitude to Jitendra Gupta, for his contributions, dedication, and wisdom during his tenure as an independent member. His insights have been instrumental in shaping our strategic direction and we wish him all the best in his future endeavors.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of high-growth market consumers across Africa, Asia, and Latin America. Through the "One dLocal" concept (one direct API, one platform, and one contract), global companies can accept payments, send payouts, and settle funds globally without the need to manage separate pay-in and payout processors, set up numerous local entities, integrate multiple acquirers and payment methods in each market.

For more information, visit https://dlocal.com.

Investor Relations Contact:

ir@dlocal.com

Media Contact:

marketing@dlocal.com